April 30, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

RE: EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-15605

Dear Mr. Krikorian:

Set forth below are the responses of EarthLink, Inc. ("EarthLink") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") contained in its comment letter dated April 17, 2012 (the "Commission Comment Letter"). When used in this letter, the "Company," "we," "us" and "our" refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 48

  You indicate that "direct comparisons of [y]our results of operations for the years ended December 31, 2010 and 2011 with the prior years are less meaningful than usual since most of the significant year over year variances are caused by the acquisitions." Tell us what consideration you gave to supplementing the discussion of results of operations and financial condition based upon your audited financial statements included in the filing with a discussion based upon pro forma financial information based on Article 11 of Regulation S-X or ASC 805. In this regard, we note from your disclosure on page 94 that pro forma total revenues declined in 2011. We further note from your disclosure on page 129 that beginning with the quarter that both significant acquisitions have been included in your consolidated results that your quarterly revenues have continued to decline on a sequential basis. Tell us where these trends are addressed.

  Response:

  In response to the Staff's comment concerning trends in our revenue, we respectfully refer the Staff to "Management's Discussion and Analysis - Trends in our Business" on pages 47 and 48 of our Form 10-K for the Fiscal Year Ended December 31, 2011 ("2011 Form 10-K") for a general discussion of trends in our revenues, including declines in certain Business Services revenues and in Consumer Services revenues. Please also see page 3 in the "Business" section and pages 21 and 29 in the "Risk Factors" section of our 2011 Form 10-K for further discussion.

  In response to the Staff's comment concerning pro forma revenue information, we respectfully refer the Staff to page 49 in "Management's Discussion and Analysis - Results of Operations" where we quantify the amount of year-over-year revenue change attributable to our acquisitions. In addition, we are adding the following disclosure in our Form 10-Q for the Quarterly Period Ended March 31, 2012 ("First Quarter 2012 Form 10-Q") and in other future filings, as appropriate, to supplement the discussion of results of operations and financial condition with pro forma revenue information:

  "The increase in Business Services revenue compared to the prior year period was primarily due to $124.5 million of revenues generated from our acquired businesses. On a pro forma basis for the acquisition of One Communications, Business Services revenue decreased $14.9 million, from $275.1 million during the three months ended March 31, 2011 to $260.3 million during the three months ended March 31, 2012. This was due to a decrease in revenues for certain legacy products, including traditional voice, web hosting and lower-end, single site broadband services. Revenues for these legacy products have been decreasing due to competition in the industry and customers migrating to more advanced services."

  Critical Accounting Policies and Estimates, page 66

  We note that you identify certain assumptions and estimates throughout your discussion of critical accounting policies. The critical accounting policies discussion should also describe how these estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us what consideration you gave to providing these disclosures for each of the accounting policies described. For example, you should consider disclosing the following regarding your accounting policy for goodwill:

    Percentage by which fair value exceeded carrying value of each of your reporting units as of the date of the most recent test. In this regard, we note that your consolidated net assets appears to have exceeded your market capitalization throughout the fourth quarter of 2011;

      Amount of goodwill allocated to each reporting unit;

      Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

      Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

  Alternatively, if true, you may consider disclosing that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. Or, if there is material goodwill allocated to a reporting unit at risk, you may consider disclosing the assertion that a material charge is unlikely even if step one was failed, clearly describing the supporting rationale. Refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Response:

  We have considered the Staff's comment. Our assumptions and estimates provided in our critical accounting policies have been accurate in all material respects in the past. Additionally, we do not currently believe they are reasonably expected to change in the future. We will revise future filings to discuss, to the extent material, such factors as how we arrived at the estimate, how accurate the estimate/assumption has been in the past and whether the estimate/assumption is reasonably likely to change in the future. In the disclosure of material estimates, we will also include quantitative information that is reasonably available and that would provide material information for investors.

  Below are examples of additional disclosures of the type we propose to include in future Form 10-K's for each accounting policy described. We do not believe these are material updates from the critical accounting policy disclosures in our 2011 Form 10-K.

  Revenue recognition - There have been no significant changes in our assumptions for the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize revenue.

  Receivable reserves - We have not recorded any significant changes in estimates to adjust our estimated reserves for sales credits or allowance for doubtful accounts during the past three years. Additionally, there have been no material changes in our assumptions and we do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine our receivables reserves.

  Cost of revenues - We have not recorded any significant changes in estimates to adjust our estimated reserve for billing disputes during the past three years. Additionally, there have been no material changes in our assumptions and we do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use for these reserves.

  Income taxes - As of December 31, 2011, we had unrecognized tax benefits of $24.6 million, including accrued interest and penalties. Within the next 12 months, it is reasonably possible that approximately $1.3 million of the total uncertain tax positions recorded will reverse, primarily due to the expiration of statutes of limitation in various jurisdictions. Approximately $8.6 million would impact the effective rate once settled.

  Recoverability of noncurrent assets - Goodwill: We had goodwill of $378.2 million as of December 31, 2011. Our most recent annual goodwill impairment analysis performed during the fourth quarter of fiscal 2011 did not result in an impairment charge, nor did we record any goodwill impairment in fiscal 2010. In fiscal 2009, we recorded a goodwill impairment charge of $24.9 million. During fiscal 2010 and 2009 we recorded impairment charges for our indefinite-lived intangible assets of $1.7 million and $0.2 million respectively. The goodwill and intangible asset impairment charges related to our New Edge reporting unit, which has no carrying value remaining for these assets.

  Long-Lived Assets: We had property and equipment of $389.5 million and definite-lived intangible assets of $285.4 million as of December 31, 2011. We did not recognize any material impairment charges for our long-lived intangible assets during the years ended December 31, 2009, 2010 and 2011.

  Fair value measurements - We did not recognize any impairment charges for our marketable securities during the years ended December 31, 2011, 2010 and 2009. There have been no significant changes in our assumptions for the past three years and we believe they are not reasonably likely to change in the future.

  If in the future the accuracy of these assumptions and estimates changes, we will provide appropriate disclosure. In addition, in future filings, as appropriate, we will modify our critical accounting policies disclosure to provide further analysis on the assumptions and estimates underlying our critical accounting policies in accordance with Section V of SEC Release 33-8350. If material and reasonably available, we will also include qualitative and quantitative information.

  We also note there have been no material changes from the disclosures in our 2011 Form 10-K to disclose in our First Quarter 2012 Form 10-Q. Our assumptions and estimates provided in our critical accounting policies have been accurate in all material respects as of March 31, 2012 and we do not believe they are reasonably expected to change in the future.

  With respect to the goodwill impairment disclosure, none of our reporting units were at risk as of the most recent measurement date. In future filings, we will provide appropriate disclosure in accordance with Section V of SEC Release 33-8350 if any of our reporting units are at risk of failing step one.

  Non-GAAP Financial Measures, page 65

    Please ensure that future uses of non-GAAP financial measures are in compliance with the disclosure requirements of Item 10(e)(1)(ii)(E) of Regulation S-K. Specifically, the use of the term "operating cash flow" is confusingly similar to the GAAP term of cash flows from operating activities. In addition, please tell us whether your non-GAAP measures are measures of liquidity and, if so, what consideration you gave to reconciling to the most directly comparable GAAP liquidity measure of net cash provided by operating activities. In this regard, we note that you use these non-GAAP measures to assess your ability to fund capital expenditures, fund growth, service debt and determine bonuses.

    Response:

    We acknowledge the Staff's comment with respect to the term "operating cash flow." In our First Quarter 2012 Form 10-Q and in other future filings, we are instead providing a non-GAAP financial measure of "unlevered free cash flow," which we reconcile to net cash flows from operating activities.

    We believe Adjusted EBITDA provides useful information to investors about the performance of our overall business by eliminating the effects of unusual or non-recurring charges that are not directly attributable to our underlying operating performance. We believe that net income is the most directly comparable GAAP measure and reconcile as such. In our First Quarter 2012 Form 10-Q and in other future filings, we will modify the disclosure to eliminate the implication that this measure is relevant to our ability to fund capital expenditures, fund growth and service debt.

    We believe unlevered free cash flow (previously "operating cash flow") also provides useful information to investors. In our First Quarter 2012 Form 10-Q and in other future filings we will reconcile unlevered free cash flow to net cash flows from operating activities. Further, in our First Quarter 2012 Form 10-Q and other future filings, we will modify our disclosure to refer to unlevered free cash flow as a liquidity measure.

    Notes to the Consolidated Financial Statements

    Note 4. Restructuring and Acquisition-Related Costs

    Acquisition-Related Costs, page 96

    Tell us why you believe that classifying expenses that are not transaction costs as acquisition-related cost is appropriate. See ASC 805-10-25-23.

    Response:

    We believe that all of the costs included in "acquisition-related costs" are costs directly related to our acquisitions and are not directly related to ongoing operations. For example, the severance and retention costs and facility-related costs included in acquisition-related costs are costs directly related to the acquisitions we made in 2010 and 2011 and, accordingly, are classified differently than the severance and personnel-related costs and lease termination and facilities-related costs we have previously incurred in connection with restructuring activities which are classified as facility exit and restructuring costs in Note 4. In Note 4 on page 96, we quantify the components of costs included in acquisition-related costs, including the portion attributable to transaction costs recognized.

    In our First Quarter 2012 Form 10-Q and in future filings, we are revising the line item in the statement of operations from "restructuring and acquisition-related costs" to "restructuring, acquisition and integration-related costs" to provide further transparency that "acquisition and integration-related costs" includes costs in addition to transaction costs recognized in accordance with ASC 805-10-25-23.

    Set forth below is the additional disclosure we are providing in our First Quarter 2012 Form 10-Q:

    "Acquisition and integration-related costs consist of costs related to EarthLink's acquisitions. Such costs include: 1) transaction-related costs, which are direct costs incurred to effect a business combination, such as advisory, legal, accounting, valuation and other professional fees; 2) severance and retention costs; 3) facility-related costs, such as lease termination and asset impairments; and 4) integration-related costs, such as system conversion, rebranding costs and integration-related consulting and employee costs. Acquisition and integration-related costs are expensed in the period in which the costs are incurred and the services are received and are included in restructuring, acquisition and integration-related costs in the Condensed Consolidated Statements of Comprehensive Income."

    Note 18. Condensed Consolidating Financial Information, page 121

    You state that the Parent Company accounts for its investments in all of its subsidiaries using the equity method. Please explain why the condensed consolidating statements of operations do not appear to reflect any effects from the Parent applying the equity method.

  Response:

  We acknowledge the Staff's comment. We note that the "Guarantor Subsidiaries" and "Non-Guarantor Subsidiaries" columns in Note 18 are not impacted by presenting the condensed consolidating statements of operations to reflect the equity method of accounting. Under this method, equity losses in subsidiaries would be added to the "Parent" column and eliminated in the "Eliminations" column. We also note that we have little vertical integration, and therefore intercompany eliminations are not material. Intercompany sales were 0.2% of total revenue during 2011 and 0% of total revenue during 2010 and 2009. We also do not have any intercompany indebtedness.

  We believe the presentation in our 2011 Form 10-K does not contain a material omission since the information is provided in the "Guarantor Subsidiaries" and "Non-Guarantor Subsidiaries" columns and would not impact investors. Accordingly, we do not believe it is necessary to amend our 2011 Form 10-K to include this information. In our First Quarter 2012 Form 10-Q and in future filings, we will present the condensed consolidating statements of operations to reflect the equity method of accounting.

  * * *

  In connection with the Company's response to the comments of the Staff set forth herein, the Company acknowledges the following:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If there is any additional information that we might provide to assist the Staff's review, please call me at (404) 748-6287 or our outside counsel David Carter at (804) 697-1253.

  Sincerely,

  /s/ Bradley A. Ferguson

  Bradley A. Ferguson

  Chief Financial Officer

  cc: Melissa Walsh, Securities and Exchange Commission, Staff Accountant

  Samuel R. DeSimone, Jr., EarthLink, Inc., General Counsel

  David Carter, Troutman Sanders LLP